SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





RYANAIR REACHES AGREEMENT WITH KLM TO BUY BUZZ

Ryanair Holdings plc, the No.1 low fares airline in Europe today (Friday, 31st January 2003) announced that it had reached agreement with KLM to take over Buzz for a total payment of EUR23.9m (less than GBP15m) which it will fund from its own substantial cash reserves without any recourse to the markets. Highlights of this transaction include;

 1. Ryanair will buy the entire issued share capital of Buzz for a total of EUR23.9m (GBP14.95m). Since Buzz will have EUR19m (GBP11m) of cash on completion the net cost of this purchase is less than EUR5m.
 2. The acquisition will be funded from Ryanair's existing cash deposits which presently exceed EUR1.05 billion, so the cost is nominal to Ryanair.
 3. In the year to 31 March 2003 Buzz will fly just under 2m passengers, generating revenues of EUR140m, with a forecast double digit PBT loss.
 4. Buzz currently operates a network of 21 routes from London Stansted to points in Germany, Holland, France and Spain, as well as two French domestic routes. The company will operate a fleet in Summer 2003 of 6 x BAe 146 aircraft and 6 x Boeing 737-300's.
 5. As part of the transaction KLM have agreed to take back all of the remaining BAe146 aircraft at the end of the financial year (31/3/04). We currently plan that these will be replaced by more efficient Boeing 737's.
 6. The management believe that by applying Ryanair's low fares/low cost formula, the traffic in Buzz can be increased this year from under 2m to over 4m passengers and the operating losses will be eliminated and profitability achieved.
 7. The acquisition is expected by the Directors of Ryanair to make a positive contribution to Ryanair's earnings per share in the coming financial year (end 30 March 2004).
 8. This acquisition, which has been approved by the Boards of KLM and Ryanair, is expected to be completed, subject to regulatory approval on 1 April next.

Michael O'Leary, Chief Executive of Ryanair said;

"The timing of this acquisition is opportunistic. Since Ryanair is growing strongly by rolling out our lowest fare services all over Europe, the last thing we need is the distraction of an acquisition. However there are a number of features of Buzz which makes this a favourable move at this time including;

 1. Buzz operates 21 routes from London Stansted which is Ryanair's main UK base, thereby making it's turnaround easy to manage.
 2. The acquisition of Buzz allows Ryanair to further expand at Stansted, London's third main airport, and is a timely strategic move.
 3. The cost of the Buzz acquisition is nominal at a net cash cost of under EUR5m, which will be a bargain if we can- as we expect - turn it around in one year.
 4. Buzz's operation suffers from two structural cost problems, (1) an inappropriate expensive fleet and (2) expensive congested airports. Ryanair can and will resolve both problems within 12 months.
 5. Ryanair will significantly rationalise Buzz's operations by closing a number of high cost unprofitable routes and operating the remaining routes at increased frequency, lower fares and much lower costs.
 6. Buzz's BAe-146 fleet will be redelivered without cost to KLM within the year, to be replaced by significantly more efficient Boeing 737's.

"I am confident that this significant and timely rationalisation will eliminate these losses in Buzz over the coming year. With a change of aircraft fleet Buzz will be in a position to match Ryanair's low fare, profitable growth from 2004 onwards.

"Customers of Buzz can look forward to new routes, increased frequency, larger aircraft and significantly lower air fares from 1 April onwards. We will be announcing details of this reorganisation including new routes, frequencies, lower fares and timetables before the end of February as we implement our plan to transform Buzz into a growing, profitable operation.

"Since the Buzz acquisition will not take place until 1 April at the earliest, the current Buzz losses will have no impact on Ryanair's full year earnings forecasts. Whilst it has been our policy to avoid acquisitions, this opportunity, at this nominal cost is the type of offer which we could not refuse. The financial cost is small and the diversion of management time will be minimal since Buzz is based at our main UK base. We have a simple and effective plan to turn it around by delivering lower fares, rapid traffic growth and Ryanair type profitability once the BAe146 fleet has been returned to KLM. I am confident that Buzz will thereafter make a proportionate and significant contribution to Ryanair Holdings' revenues and profitability".

As Ryanair is due to report Q.3 results on Tuesday morning (4 Feb'03) we are currently in a closed period, and will not be making any further comment on this matter until then. A full analysts briefing and subsequent press conference are scheduled for Tuesday morning in London for this purpose.



Ends.                         Friday, 31st January 2003

For further information

please contact:



Michael O'Leary

Ryanair

Tel. +353-1-8121212

Pauline McAlester

Murray Consultants

Tel. +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 January 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director